

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2026

Alexandros Tsirikos
Chief Financial Officer
TOP SHIPS INC.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

> **Re: TOP SHIPS INC.**
> **Registration Statement on Form F-1**
> **Filed April 24, 2026**
> **File No. 333-295328**

Dear Alexandros Tsirikos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel